February 7, 2019

Melvin Pereira
Chief Executive Officer
MESO NUMISMATICS, INC.
3265 Johnson Avenue
Suite 213
Riverdale, NY 10463

       Re: MESO NUMISMATICS, INC.
           Form 10-12G
           Filed December 12, 2018
           File No. 000-56010

Dear Mr. Pereira:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 Filed December 12, 2018

Business
General Information, page 1

1. We note your disclosure regarding the merger between Pure Hospitality Solutions and
      Meso Numismatics Corp. Please revise here to clarify that your CEO, Melvin Pereira, controlled both companies at the time of the merger. In this regard, we note your disclosure on page F-11.
Risk Factors, page 6

2. Please add a risk factor regarding the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern, and the risks related to the same.
 Melvin Pereira
FirstName LastNameMelvin Pereira
MESO NUMISMATICS, INC.
Comapany NameMESO NUMISMATICS, INC.
February 7, 2019
February 7, 2019 Page 2
Page 2
FirstName LastName
We have a significant number of shares of our common stock . . . ., page 11

3. Please disclose in this or a separate risk factor the number of shares issuable upon conversion of the outstanding Series BB Preferred Stock.
Our Executive Officers and Directors . . . ., page 12

4. Please revise this risk factor to quantify the percentage of voting power held by your executive officers and directors, giving effect to their ownership of the Series AA
         Preferred.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Results of Operations for the Nine Months Ended September 30, 2018 Compared to the Nine
Months Ended September 30, 2018, page 14

5. Please disclose management's insight into the sources and changes in your revenue for the interim and annual periods. Refer to Item 303(a)(3)(ii) and (iii) and Item 303(b)(2) of
         Regulation S-K.
6. Please revise your analysis of the change in gross profit to also analyze your gross profit as a percentage of revenue. In doing so, please disclose management's insight into why your sales were less profitable during the nine months ended September 30, 2018.
Directors, Executive Officers, page 21

7. We note disclosure throughout your registration statement regarding the benefit of Mr.
         Pereira's experience in the numismatics industry. To support these statements, please revise this section to describe this experience in more detail. Certain Relationships and Related Transactions, page 23

8. Please identify by name the related party referenced in this section. Refer to Item 404 of
         Regulation S-K.
Financial Statements
Financial Statements for the Nine Months Ended September 30, 2018 and 2017
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-8

9. We note your disclosure regarding the adoption of ASC 606 here and in your Critical
         Accounting Policy for revenue recognition on page 19. In both locations, you indicate that you recognize revenue from the sale of goods, licensing agreements and contracts to perform pilot studies. If you generate revenue from licensing agreements and/or contracts to perform pilot studies please revise the description of your business and the analysis of your results within MD&A to describe these lines of business and the resulting revenue.
 Melvin Pereira
FirstName LastNameMelvin Pereira
MESO NUMISMATICS, INC.
Comapany NameMESO NUMISMATICS, INC.
February 7, 2019
February 7, 2019 Page 3
Page 3
FirstName LastName
         Otherwise, please remove the reference to these lines of business from this footnote and page 19. Additionally, we note your statements here and on page 19 that you accrue for warranty costs. Please tell us and disclose to your readers more detailed information about the warranties you offer; or if you do not provide warranties, remove your reference to warranties from your revenue recognition policies.
Going Concern, page F-11

10. You state here that you will need $750,000 to fund basic operations for the next twelve months. In your liquidity and capital resources discussions on pages 14 and 17, you state that you will need an aggregate of $645,000 for your three-stage approach to build your application technology. Please clarify your disclosures here and within liquidity and capital resources to state, if true, that the $645,000 required to build your application technology is in addition to the $750,000 needed for basic operations. If this is not the case, please revise your disclosures accordingly. Finally, please revise your liquidity and capital resources discussions to disclose, if known, the time frame in which you expect to execute each stage of your three-stage approach.
Financial Statements for the Years Ended December 30, 2017 and 2016
Report of Independent Registered Public Accounting Firm, page F-25

11. Please have your auditors revise their audit report to include their audit tenure.
         Specifically, a statement disclosing the year in which they began serving consecutively as your auditor should be presented. Refer to PCAOB Release No. 2017-001. Additionally,
         if you continue to believe that reference to the restatement of your financial statements is appropriate, please have your auditors revise the paragraph of their audit report describing the restatement of the 2017 financial statements to remove the reference to 2018.
Note 2 - Summary of Significant Accounting Policies
Business Combinations, page F-35

12. We note that you accounted for the acquisition of Meso Numismatics as a merger of entities under common control. We have the following comments:

             Please tell us the date that you and Meso Numismatics first came under common control and clearly disclose this to your investors.

             Please confirm our assumption, if true, that your audited and interim financial statements have combined your financial statements and the financial statements of
             Meso Numismatics for the period between the date you first came under common control and the acquisition date. Refer to ASC 805-50-45-2 through 45-5.

             If the above assumption is correct, please revise your analysis of results within MD&A to better explain to your investors the changes that occurred at Meso Numismatics in
 Melvin Pereira
MESO NUMISMATICS, INC.
February 7, 2019
Page 4
             2017 that allowed it to begin generating revenue and the further changes that occurred at Meso Numismatics in 2018 that resulted in a significant increase in revenue.
Note 8 - Restatements, page F-47

13. We note the discussion of the restatement of your financial statements, including your presentation of previously filed financial statement amounts. Please tell us and revise your footnote to more clearly disclose to your investors the meaning of your references to
         "previously filed" or "as filed" financial statements. We note that this Form 10 is the first filing you have made with us, so your references to previously filed financial statements do not appear to have the common meaning of financial statements previously filed with the SEC.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson,
Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Legal Branch Chief, at (202)
551-3252 with any other questions.



FirstName LastNameMelvin Pereira                                Sincerely,
Comapany NameMESO NUMISMATICS, INC.
                                                                Division of
Corporation Finance
February 7, 2019 Page 4                                         Office of
Consumer Products
FirstName LastName